TABLE OF CONTENTS
-----------------


Financial Highlights. .  . . . . . . . . . . . . . . . . . . . . . . . . . . .1

Corporate Profile. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

Five-year Financial Performance. . . . . . . . . . . . . . . . . . . . . . . .2

Letter to Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . .3

Five-year Selected Financial Data. . . . . . . . . . . . . . . . . . . . . . .5

Management's Discussion and
Analysis of Results of Operations and Financial Condition. . . . . . . . . . .6

Audited Financial Statements . . . . . . . . . . . . . . . . . . . . Appendix A

Investor Information . . . . . . . . . . . . . . . . . . . . . . . . Appendix B









FINANCIAL HIGHLIGHTS
--------------------

                                                                       Percent
Years Ended June 30,                          1998          1997        Change
-------------------------------------------------------------------------------

Total revenue                           $2,767,214    $2,585,443           7%
Net income                                $129,926      $214,432         (39%)
Basic net income per common share             $.10          $.16         (38%)
Diluted net income per common share           $.09          $.16         (44%)
Working capital                         $1,976,945      $956,597         107%
Stockholders' equity                    $1,198,513    $1,003,587          19%
Closing market price per common share        $2.25          $.57         295%
(Average of bid and ask)



CORPORATE PROFILE
-----------------

Oakridge Holdings, Inc. is a Minnesota Corporation organized on March 6, 1961. Through two wholly owned subsidiaries, Oakridge Cemetery (Hillside), Inc. and Glen Oak Cemetery Company, the Company operates two adjacent cemeteries near Hillside, Illinois, used for the intern of human remains. The cemetery operations of the Company are discussed on a consolidated basis. The Company makes no functional distinction between the two cemeteries, except where noted.

The combined cemeteries have 176.7 total acres of which 12.8 are used for interior roads and other improvements leaving 163.9 net acres with 137,000 burial plots, of which 39,068 remain in inventory. The cemeteries have two mausoleums with 975 niches and 3,190 crypts of which 152 niches and 359 crypts remain in inventory. The Company also holds deeds to 188 unsold crypts located in Forest Home Cemetery in Forest Park, Illinois. Cook and Dupage Counties in Illinois serve as the principal market for the Company's services.

The Company estimates that it has an inventory of cemetery and mausoleum spaces representing a 26 to 35 year supply, based on the maintenance of current sale levels. This inventory is considered adequate, and the Company does not currently plan on adding to it.

On June 29, 1998, the Company, through Stinar HG Inc., a Minnesota corporation and wholly-owned subsidiary of the Company, purchased substantially all the assets (including the right to use the name of the seller) and assumed substantially all of the liabilities of Stinar Corporation, a Minnesota corporation ( Seller ). Until the sale of the assets to Stinar HG, Inc., the Seller had been engaged in the manufacture and sale of ground support equipment for use by commercial airports and airlines and by military airbases.

Principal products of Stinar include truck-mounted stairways for use on aircraft, fuel and water trucks, food service and catering vehicles, vehicles used in transporting and loading luggage and cargo, sanitary services vehicles and other custom-built ground support vehicles used by airports, commercial airlines and the military. Stinar also provides limited service and repairs on vehicles it sells.



FIVE-YEAR FINANCIAL PERFORMANCE
-------------------------------

[The following information was presented in bar graph form in the original Annual Report]

                           1998        1997        1996        1995        1994
                     ----------  ----------  ----------  ----------  ----------

Total Revenue        $2,767,214  $2,585,443  $2,614,973  $2,584,565  $2,321,677
Net income             $129,926    $214,432    $174,495    $190,512    $678,588
Basic Earnings per Share    .10         .16         .12         .09         .35
Income from Operations $506,038    $384,014    $446,940    $416,459    $263,277





LETTER TO SHAREHOLDERS
----------------------

[Oakridge Holdings, Inc. letterhead]


Dear Stockholders:


   We, as employees of the Company, again can look back on fiscal year 1998 and take great pride in our collective achievements. In the annual report last year, I told you our priorities for 1998 were to continue the growth achieved in the past four years and to continue to enhance stockholder value through greater earnings and increased cash flow. We accomplished the goals to improve earnings from operations and cash flow, but unfortunately the net income goals weren t attained due to loss on investment in property rights.

   The Company had a great year by increasing cemetery sales by 11%, decreasing cost of sales, decreasing selling expenses in relation to sales, and decreasing general and administrative in comparison to the prior years. Thus by increasing sales and decreasing all related expenses, net income from operations was a record high of $506,038, or an increase of 32%. Management and all employees of the Company should be congratulated for this accomplishment.

   Basic net income per share for 1998 was $.10 per share. This is a decrease of 37% over the $.16 per share reported in 1997. Diluted net income per share for 1998 was $.09 per share, or a decrease of 44% over the $.16 per share reported in 1997.

   While the 1998 financial results were weak due to the loss on the investment in property rights, the performance of the market price was excellent. The price of our common stock increased during the year, due to the increase in net income from operations and the acquisition of Stinar Corporation on June 29, 1998. In addition, as of January 8, 1999, the stock is at an all time high for the prior years.

   As we wrote last year in the annual report, are we presently satisfied with the operating and market results? Of course not. In fact, we will continue to redefine operations as we have in the past five years to build our Company for the long-term to increase stockholder value.

   Our primary long-term objective in fiscal year 1999 is to define strategic goals for Stinar Corporation, continue the growth of the wholly owned subsidiaries, and enhance stockholder value. To meet this challenge, we will continue to look for ways to improve stockholder value, either by growing and expanding the present business, re-purchasing our shares in the open market, cash or stock dividends, or again the acquisition of an existing business. We will not stand around and wait for things to happen; we will make things happen.

   While fiscal year 1998 was another good year for management of the Company, it was extremely important for the Company to acquire Stinar Corporation. We could not have made this acquisition without the loyalty and dedication of our employees, and the support and guidance of the Board of Directors. I have said this before, Success is a never-ending journey, taken one step at a time, and
last year we took a big step in the right direction.    We thank you, the
stockholders, for taking the journey with us, and we look forward to converting our strategic goals into additional value for you.



/s/ Robert C. Harvey

Robert C. Harvey
Chairman, Board of Directors
and Chief Executive Officer







SELECTED FINANCIAL DATA
-----------------------

                                    6/30/98     6/30/97     6/30/96     6/30/95     6/30/94
                                    -------     -------     -------     -------     -------
Revenue:
  Net cemetery sales             $2,550,709  $2,344,988  $2,378,109  $2,349,345  $2,103,021
    Interest                        216,505     240,455     236,864     235,220     218,656
                                 ----------  ----------  ----------  ----------  ----------

Total revenue                     2,767,214   2,585,443   2,614,973   2,584,565   2,321,677
                                  ---------  ----------  ----------  ----------  ----------

Operating expenses:
  Cemetery                        1,306,614   1,210,979   1,209,532   1,204,238   1,141,273
  Selling                           237,484     247,800     224,942     201,446     180,195
  General & administrative          717,078     742,650     733,559     762,422     736,932
                                  ---------  ----------  ----------   ---------   ---------

Total operating expenses          2,261,176   2,201,429   2,168,033   2,168,106   2,058,400
                                  ---------  ----------  ----------  ----------  ----------

Income from operations              506,038     384,014     446,940     416,459     263,277
                                  ---------  ----------  ----------  ----------  ----------

Other non-operating expense         324,112      86,582     202,445     121,310      91,875
                                  ---------  ----------  ----------  ----------  ----------

Income from continuing operations
  before income taxes and
  cumulative effect of change
  in accounting principle           181,926     297,432     244,495     295,149     171,402

Income taxes                         52,000      83,000      70,000     104,637      69,406
                                  ---------  ----------  ----------  ----------  ----------

Income before cumulative
  effect of change in
  accounting principle              129,926     214,432     174,495     190,512     101,996

Cumulative effect of change in
  accounting principle                    -           -           -           -     576,592
                                 ----------  ----------  ----------  ----------  ----------
Net income                         $129,926    $214,432    $174,495    $190,512    $678,588
                                 ==========  ==========  ==========  ==========  ==========


Basic net income per common share:
  Continuing operations                $.10        $.16        $.13        $.09        $.05
  Cumulative effect of change in
    accounting principle                  -           -           -           -        $.30
                                 ----------  ----------  ----------  ----------  ----------

Basic net income per common share      $.10        $.16        $.13        $.09        $.35
                                 ==========  ==========  ==========  ==========  ==========

Number of shares used in basic per
  share computations              1,309,670   1,309,670   1,377,828   2,032,045   1,926,959
                                 ==========  ==========  ==========  ==========  ==========

Total assets                     $9,509,303  $2,682,918  $2,613,437  $3,125,595  $2,350,132
                                 ==========  ==========  ==========  ==========  ==========


Long-term obligations            $3,123,833    $689,528    $989,065  $1,315,485    $301,103
                                 ==========  ==========  ==========  ==========  ==========


Cash dividends declared per
  share of common stock          $        -  $        -  $        -  $        -  $        -
                                 ==========  ==========  ==========  ==========  ==========





MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------

RESULTS OF OPERATIONS

Net Income and Earnings Per Share Before Cumulative Effect of Accounting Changes

Net Income for 1998 was $129,926, a decrease of 39% compared with $214,432 for 1997. Net income for the last five years has continue to alternate from a high of $678,588 in 1994 to a low of $129,926 in 1998. Whereby net income from operations continues to increase from a low of $263,277 in 1994 to a high of $506,038 in 1998. Basic earnings per share for 1998 was $.10, a decrease of 37% compared with $.16 per share for 1997. Diluted earnings per share was $.09, a
decrease of 44% compared with $.16 per share for 1997.   Basic earnings per
share from continuing operations in 1996, 1995 & 1994 was $.13, $.09, and $.05 respectively.

REVENUE

Cemetery revenue for 1998 was $2,550,709, an increase of $205,721 or 11% versus 1997 cemetery revenue of $2,344,988. This increase was attributable to increase in case loads, sales price increases, and a 58% increase in monument sales due to aggressive marketing and a new display area. Cemetery revenue has continued to increase from a low of $2,103,021 in 1994 to a high of $2,550,709 in 1998.

Cemetery care funds revenue was $216,505, a decrease of $23,950 or 10% versus 1997 revenue of $240,455. This decrease is attributable to the timing of interest payments. Revenue care fund income has continued to range from a low of $216,505 in 1998 to a high of $240,455 in 1997 for the past five years.

COST OF SALES AND PRODUCTS SOLD

Cost of cemetery services and products sold for 1998 was $1,306,614, or an increase of $95,635 from $1,210,979. The increase was contibuted to increase in sales of $205,721.

As a percentage of net sales, cost of cemetery services and products sold were 51.23% in 1998 as compared to 51.64% in 1997. Costs of cemetery services and products in 1996, 1995 and 1994 was 50.86%, 51.26% and 54.27 respectively.

SELLING EXPENSE

Selling expense for 1998 was $237,484, a decrease of $10,316 or 4.2% over 1997 costs of $247,800. The decrease is due to the general manager assuming the sales manager duties.
Selling expenses in 1996, 1995 and 1994 were $224,942, $201,446, and $180,195, respectively.

As a percentage of cemetery revenue, selling expenses were 9.31% in 1998, 10.56% in 1997, 9.46% in 1996, 8.57% in 1995 and 8.57% in 1994. In 1994, 1995, and
1998 the Company had no sales manager, whereby in 1996 and 1997 a sales manager was part of management.

GENERAL AND ADMINISTRATIVE EXPENSE

General and Administrative expense for 1998 was $717,048, a decrease of $25,572 or 3% from 1997 of $742,650. The decrease is due to decreased legal fees associated with past litigation, most other costs remained constant or decreased due to effective cost controls by management.
General and administrative expenses in 1996, 1995 and 1994 was $733,559, $762,422, and $736,932 respectively.

As a percentage of cemetery revenue, general and administrative expenses were 28.11% in 1998 as compared to 31.67% in 1997. General and administrative expenses have continued to decrease from a high of 35.04% in 1994 to a low of 28.11% in 1998. The average for five years is 31.62%.

OTHER NON-OPERATING EXPENSES

Net interest expense was $73,042 in 1998, a decrease of $13,296 compared to 1997 net interest of $86,338. The decrease in 1998 net interest expense is due primarily to reduction of notes payable and bank debt for eleven months or until the acquisition of Stinar Corporation.

Loss on investment in property rights was $250,000 due the Company determination that the likelihood of realizing a return on the property rights investment to be remote.

TAXES ON INCOME

The effective rate on income were approximately 29% in 1998 and 1997.


FINANCIAL POSITION

LIQUIDITY AND CAPITAL RESOURCES

The Company relies on cash flow from continuing cemetery and new manufacturing operations to meet operating needs, debt, and funding capital requirements. Funeral industry businesses have provided sufficient cash during the past five years to support day-to-day operations, current debt service, capital expenditures, and provide cash to assist in the acquisition of the assets of a manufacturer of aviation ground support equipment. Since 1995 cash flow from operations has increased and liquidity has continued to improve. Cemetery and manufacturing operations will provide sufficient cash during the next five years to cover all debt payments and operation needs.

The manufacturing operations has secured a $3,000,000 line of credit to fund operations and capital expenditures and the Company has secured a line of credit for $225,000 for the cemetery operations to meet any uncertainties that could materially affect liquidity.

Cash totaled $823,458 at year end June 30, 1998 compared to $382,287 at June 30, 1997. The total working capital was $1,976,945 at June 30, 1998, an increase of $1,020,348 compared to $956,597 at June 30, 1998. The source of cash from operating activities increased $303,630 in comparison to prior year, with cash flow from investing activities for the purchase of fixed assets and acquisition of Stinar Corporation decreasing cash $1,837,429 in 1998 and net cash flows from financing activities increasing cash $1,590,874 in 1998, leaving a cash flow increase of $441,171 or an increase of $324,121 in comparison to the prior year.

The ratio of total debt to total stockholders equity was 6.93 to 1, 1.67 to 1,
2.31 to 1, 1.97 to 1, and 1.21 to 1 at June 30, 1998, 1997, 1996, 1995 and 1994,
respectively. The increase in the 1998 ratio was due to the acquisition of the manufacturing company. At June 30, 1998, $2,490,694 of long-term debt matures within one year, $2,065,000 is bank line of credit which will be able to be refinanced.

Management believes that, in addition to current financial resources, adequate capital resources are available to satisfy the Company s strategic direction. Management believes the Company s cash flow is sufficient to maintain its current operations and service its debt.

CAPITAL  EXPENDITURES

Capital expenditures for the cemetery in 1998 amounted to $150,289, compared to $59,038 in 1997. During the past five years cemetery capital expenditures totaled $590,480.

Cemetery expenditures in 1998 were for computer equipment, roads, various grounds equipment, mausoleum expenditures and office equipment.

The cemetery and manufacturing operations have a five year plan for capital expenditures in 1998 to 2002 period of approximately $2,600,000. The cemetery capital expenditures will be approximately $600,000 for cemetery road improvements, increased inventory of niches and crypts in mausoleum and outdoors, grounds keeping equipment, and a new computer software and hardware system. Manufacturing operations capital expenditures will be approximately $2,000,000 for improvements in the present plant, an additional manufacturing facility, computer software and hardware, office equipment and manufacturing equipment to meet anticipate revenue increase.

Net cash from operating activity, bank debt and sale of debentures in fiscal year 1998 resulted in the Company s ability to generate sufficient cash flow to finance its operations, fund capital expenditures, pay current debt service, purchase the assets of manufacturing operation, and continue to solve its environmental matters.

STINAR ACQUISITION

On June 29, 1998 the Company accomplished the acquisition of the Stinar s assets pursuant to an asset purchase agreement between the Company, Stinar and the shareholders of Stinar. The aggregate purchase price of the purchase of the assets consisted of: (i) $2,000,000 cash paid at closing; (ii) a promissory note issued by the Company in the original principal amount of $200,000, payable June 30, 1999 with interest at 8.25% per annum, guaranteed by the Company; (iii) a convertible subordinated debenture of the Company in the original principal amount of $700,000, convertible into shares of the Company s common stock at a conversion price equal to seventy-five percent (75%) of the mean between the average closing bid and ask price of the Company s stock on each of the last five (5) full trading days immediately prior to the date the debenture is converted, with interest payable at 9% per annum of December 31 of each year it is outstanding and principal payable in annual installments of $200,000 commencing June 30, 2001 and on June 30, 2001 and on June 30, 2002 and 2003, with a final payment of principal on June 30, 2004, guaranteed by the Company, and (iv) aggregate payments under two contracts for deed pursuant to which the Company will pay the Stinar and two of its shareholders principal of $1,300,000 over seven years from the closing date, with equal installments of principal and interest (at the rate of 8.25%) payable monthly. In addition to the foregoing payments, the Company assumed debt of Stinar in the amount of approximately $2,830,000. The source of the $2,000,000 cash paid by the Company at the closing was income from the Company s operations, a $3,000,000 credit facility extended to Stinar by Riverside Bank of Minneapolis, and the sale of convertible subordinate debentures by the Company of $520,000.

In connection with the acquisition, the Company entered into employment agreements with Randy and Gary Stinar, shareholders and former employees of Stinar, pursuant to which each will serve as an employee of Stinar until June 30, 2000. The ters and conditions of their employment are substantially similar to the terms and conditions of their employment with Stinar.

ENVIRONMENTAL MATTERS

CEMETERY OPERATIONS

In fiscal year 1995, the Company commissioned an engineering study of the Cemetery operations for the purpose of determining the full extent of possible soil contamination related to suspected leaking underground storage tanks. As a result of this study, five underground fuel tanks were removed and the adjoining soil was removed and disposed by an independent contractor.

During 1998, the Company did not incur any expenses for environmental remediating and a total of approximately $228,000 has been spend in prior years in remediating conditions at the Cemetery operations. In fiscal year 1997 the Company was notified by the Illinois Environmental Protection agency ( Illinois EPA ) that the environmental work conducted at the Cemetery operations may not have been in full compliance with its guidelines. The Company responded to the Illinois EPA with a work plan that will require the expenditure of additional costs of approximately $28,500, with the possibility of additional costs. The Company is awaiting a response on the work plan form the Illinois EPA. Additional costs beyond the $28,500 accrued for at June 30, 1998 may be incurred; however, management cannot reasonably estimate those costs. In addition, the Company may not file for reimbursement form the Leaking Underground Storage Tank Fund until the work plan has Illinois EPA approval. Accordingly, the Company has made no provisions for reimbursements. The Company is not aware of any other environmental issues affecting the Cemetery operations.

STINAR HG, INC.

The assets purchased by Stinar HG, Inc. from Stinar Corporation included a 43,271 square foot manufacturing facility located on approximately 7.875 acres of land (the facility ) located in an industrial park in Eagan, Minnesota, a suburb of St. Paul, Minnesota. Prior to the acquisition of the Stinar facility, Stinar and the Company obtained a Phase I environmental assessment of the Stinar facility. This phase I environmental assessment suggested the need for additional study of the Stinar facility. In addition, the Phase I assessment suggested that certain structural improvements be made to the Stinar facility. Accordingly, two additional Phase II environmental assessments were performed and revealed the presence of certain contaminants in the soil around and under the building located on the Stinar facility.

Subsequent to the completion of the Phase II environmental assessments and completion of the structural improvements to the building, the Company and Stinar requested and obtained a no association letter from the Minnesota Pollution Control Agency ( MPCA ) stating that, provided certain conditions set forth in the no association letter are met, the Company and Stinar will not be deemed responsible for contamination which occurred at the Stinar facility prior to the purchase of the assets Stinar HG, Inc. The structural improvements recommended by the Company s environmental consulting firm was scheduled to be completed before November, 1998, and then will be reviewed and, the Company believes, will be approved by the MPCA. Work has been performed by not completed, and the Company believes the approval by the MPCA will be before the fiscal year 1999 is completed.

The purchase agreement between Stinar, its shareholders and Stinar HG, Inc. requires Stinar and its shareholders to indemnify Stinar HG, Inc. for costs or expenses by Stinar related to environmental conditions at the Stinar facility, up to an amount believed by Stinar HG, Inc. and Stinar to exceed the reasonably anticipated potential liability associated with the Stinar facility. In addition, Stinar agreed to pay all costs associated with obtaining the no association letter from the MPCA and Stinar paid for the environmental consulting, remediating and structural improvements discussed in the preceding paragraph. The Company does not anticipate that the operations of Stinar HG, Inc. and the ownership of the assets will result in any material liability to the Company or Stinar HG, Inc. under existing environmental laws, and Stinar HG, Inc. has not included a material sum in it budget for matters related to environmental compliance.

COMMON STOCK AND STOCKHOLDERS  EQUITY

Stockholders equity was $1,198,513 at June 30, 1998, as compared with $1,003,587 at June 30, 1997. The increase of $129,926 represents 1998 net income. The book value of each share of common stock at June 30, 1998 was $
 .92, compared to $ .77 at June 30, 1997.

In 1998, the return on average shareholders equity was 12% as compared to 24% in 1997, 19% in 1996, 18% in 1995, and 9.4% in 1994.

The Company has traditionally not paid dividends and does not anticipate paying dividends in the foreseeable future.

At June 30, 1998 common shareholders of record numbered 2,195 compared with 1,930 at the end of June 30, 1997.

INFLATION

General inflation has not had a significant impact on the Company over the past five years due to strong cash flow from operations. The Company continues to maximize cash flow through programs designed for cost containment, productivity improvements, and capital spending. Management does not expect inflation to have a significant impact on the results of operations or financial condition in the foreseeable future.

OUTLOOK

The Company s prospects for the future are now positive. The operations of the operating cemeteries remain strong and the Company expects future operating results to be better than 1998 with Stinar HG, Inc. included in the consolidation.

FINANCIAL CONDITION

The Company s June 30, 1998 balance sheet continues to improve after five consecutive years of net income.

The following key measurements are indicative of the improvements made in 1998 by the Company:

                               1998       1997       1996       1995       1994
-------------------------------------------------------------------------------

Cash and cash equivalents  $823,458   $382,287   $264,691   $192,691   $391,373

Cash flow                  $441,171   $117,596    $72,000  $(198,682)  $315,212

Stockholders  Equity     $1,198,513 $1,003,587   $789,155 $1,052,710 $1,061,051

Stockholders  Equity to
   Total Liabilities      1 to 6.93  1 to 1.67  1 to 2.31  1 to 1.97  1 to 1.21
-------------------------------------------------------------------------------


Cash and cash equivalents were $832,458 at year end 1998, an increase of $441,171 from the year end 1997 balance. Cash flow from operations continue to generate sufficient funds to meet working capital for operations and capital improvements.

The Company, in its long-term cash planning, anticipates that internally generated funds will be sufficient to meet short-term debt.

All assets and liabilities increased as of June 30,1998 in comparison to June 30, 1997 due to the acquisition of Stinar HG, Inc. on June 29, 1998.

YEAR 2000 ISSUE

The Year 2000 issue is the result of computer programs, microprocessors and embedded date reliant systems using two digits rather than four to define the applicable year. If not corrected, date-related information and data could cause many programs or systems to fail or generate erroneous information. The
Company s products and services have no inherent time or date function and will operate regardless of Year 2000 issues, the Company, however, uses computer systems and programs that will be affected by Year 2000 issues. In fiscal year 1999, the Company initiated a comprehensive Year 2000 readiness program addressing business software and hardware, manufacturing software and hardware used in the design, and/or manufacturing of equipment, and third party suppliers. Although the Company does not currently expect any significant disruption to its operations due to Year 2000 issues, there can be no assurance that the Company will be able to assess, identify and correct all Year 2000 issues in a timely or successful manner.

The Company is assessing its suppliers whose failures to become year 2000 compliant in a timely manner, if at all, could have a material adverse effect on the Company. The Company is distributing questionnaires on Year 2000 compliance status (and follow-up letters, as necessary) to over 500 of its suppliers.

As of January 18, 1999, the costs incurred by the Company for Year 2000 compliance efforts have not been material. The Company currently estimates incurring an additional $20,000 for Year 2000 remediating efforts. The projected costs of the Company Year 2000 compliance efforts are based on management s best estimates, which were derived using assumptions about future events. These estimates may change as such efforts proceed and actual results could differ significantly from current plans.

Although the Company expects to complete its Year 2000 remediation in 1999, there are risks if its efforts are delayed or fail. A delay or failure in remedying a Year 2000 issue, caused by computer hardware or software errors or failures by the Company, or suppliers who may not be Year 2000 complaint could, in a worst case, interrupt the Company s business. Depending upon the extent and duration of the business interruption resulting from non-compliance issues, such interruption could have a material adverse effect on the Company s business, financial condition and results of operations.

The Company will begin to develop contingency plans for Year 2000 readiness in March 1999 to ensure that back-up processes are in place in the event the Company is unable to complete remediation efforts by December 31, 1999. The Company expects to complete these contingency plans by September 1999, but there is no assurance that the Company will complete such plans or that any such plans will address all risks that may actually arise.

FORWARD-LOOKING STATEMENTS

The statements in this Annual Report under the headings Liquidity and Capital Resources, Capital Expenditures, Environmental Matters, and Year 2000 Issue about the Year 2000 compliance, are forward-looking statements based on current expectations. These statements are subject to risks and uncertainties, including slower or faster customer acceptance of new management of Stinar HG, Inc., difficulties in financing and expanding capacity, changes in manufacturing efficiencies, difficulties in implementing Year 2000 compliance and the other risks and uncertainties discussed above. These factors may cause the Company s actual results to differ materially from historically earnings and from the financial performance of the Company presently anticipated.





APPENDIX A - INVESTOR INFORMATION
---------------------------------





                     OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                         CONSOLIDATED FINANCIAL STATEMENTS

                        YEARS ENDED JUNE 30, 1998 AND 1997




                                 TABLE OF CONTENTS




                                                                    PAGE

Independent Auditors' Report                                          1

Consolidated Financial Statements:

   Consolidated Balance Sheets                                        2

   Consolidated Statements of Operations                              3

   Consolidated Statements of Stockholders' Equity                    4

   Consolidated Statements of Cash Flows                              5

   Notes to Consolidated Financial Statements                         6







{Letterhead of  Independent Auditors}



To The Board of Directors and Stockholders
Oakridge Holdings, Inc. and Subsidiaries
Apple Valley, Minnesota


                           INDEPENDENT AUDITORS' REPORT


We have audited the accompanying consolidated balance sheets of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Stirtz Bernards Boyden Surdel & Larter, P.A.

Edina, Minnesota
August 19, 1998






                     OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                            CONSOLIDATED BALANCE SHEETS



                                                                    June 30,
                                                      ______________________

                                                            1998        1997
                                                      __________  __________

ASSETS

Current assets:
Cash and cash equivalents                             $  823,458  $  382,287
Receivables:
  Trade, less allowance for doubtful accounts
  of $11,000 in 1998 and $15,500 in 1997               2,547,042     476,443
  Trust income (Note 12)                                  20,350     106,855
Inventories:
  Production                                           2,829,142           -
  Cemetery and mausoleum space available for sale        663,791     682,108
  Markers, urns and flowers                               24,388      15,924
Deferred income taxes                                    245,000     256,000
Other current assets                                      10,731      26,783
                                                      ----------  ----------
Total current assets                                   7,163,902   1,946,400
                                                      ----------  ----------
Property and equipment:
  Property and equipment                               3,632,908   1,760,528
  Less accumulated depreciation                       (1,347,698) (1,286,611)
                                                      ----------  ----------
Total property and equipment, net                      2,285,210     473,917
                                                      ----------  ----------
Other assets                                              60,191      12,601
                                                      ----------  ----------
Investment in property rights-
  Mohave Shores Development Inc.                               -     250,000
                                                      ----------  ----------
                                                      $9,509,303  $2,682,918
                                                      ==========  ==========








                                                                    June 30,
                                                      ______________________

                                                            1998        1997
                                                      __________  __________

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Notes payable   bank                                  $2,065,000  $   75,000
Notes Payable - other                                    230,000           -
Accounts payable - trade                                 950,791      42,418
Accrued liabilities:
  Accrued salaries and payroll taxes                     469,980     124,971
  Perpetual care trust funds                             226,858     227,087
  Deferred revenue                                       452,661     389,609
  Customer deposits                                      329,914           -
  Accrued warranty                                       138,883           -
  Accrued marker and inscription costs                    98,676      77,976
  Accrued environmental costs                             28,500      28,500
Current maturities of long-term debt                      83,250      17,075
Other current liabilities                                112,444       7,167
                                                      ----------  ----------
Total current liabilities                              5,186,957     989,803
                                                      ----------  ----------
Long-term debt                                         3,123,833     689,528
                                                      ----------  ----------

Commitments and contingencies                                  -           -
                                                      ----------  ----------

Total liabilities                                      8,310,790   1,679,331
                                                      ----------  ----------

Stockholders' equity:
  Preferred stock, $.10 par value; 1,000,000
   shares authorized; none issued                              -           -
  Common stock, $.10 par value; 5,000,000 shares
   authorized; 1,309,670 shares issued and
   outstanding in 1998 and 1997                          130,968     130,968
  Additional paid-in capital                           1,940,500   1,875,500
  Accumulated deficit                                   (872,955) (1,002,881)
                                                      ----------  ----------
Total stockholders' equity                             1,198,513   1,003,587
                                                      ----------  ----------
                                                      $9,509,303  $2,682,918
                                                      ==========  ==========


                  See Notes to Consolidated Financial Statements






                     OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF OPERATIONS


                                                        Years Ended June 30,
                                                      ______________________

                                                            1998        1997
                                                      __________  __________

Revenue:
  Cemetery                                            $2,550,709  $2,344,988
  Trust and interest income                              216,505     240,455
                                                      ----------  ----------
Total revenue                                          2,767,214   2,585,443
                                                      ----------  ----------
Operating expenses:
  Cemetery                                             1,306,614   1,210,979
  Selling                                                237,484     247,800
  General and administrative                             717,078     742,650
                                                      ----------  ----------
Total operating expenses                               2,261,176   2,201,429
                                                      ----------  ----------
Income from operations                                   506,038     384,014
                                                      ----------  ----------
Other income (expense):
  Interest expense                                       (73,042)    (86,338)
  Loss on investment in property rights                 (250,000)          -
  Other                                                   (1,070)       (244)
                                                      ----------  ----------
Total other income (expense)                            (324,112)    (86,582)
                                                      ----------  ----------
Income before income taxes                               181,926     297,432

Income taxes                                              52,000      83,000
                                                      ----------  ----------
Net income                                            $  129,926  $  214,432
                                                      ==========  ==========

Basic net income per share                            $      .10  $      .16
                                                      ==========  ==========
Diluted net income per share                          $      .09  $      .16
                                                      ==========  ==========


                  See Notes to Consolidated Financial Statements









                                  OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                     YEARS ENDED JUNE 30, 1998 AND 1997


                                                     Additional
                                    Common Stock       Paid-In    Accumulated
                                  Shares    Amount     Capital      Deficit       Total
                               ___________________   __________   ___________  __________

Balance, June 30, 1996         1,309,670  $130,968   $1,875,500   $(1,217,313)   $789,155

Net income                             -         -            -       214,432     214,432
                               ---------  --------   ----------   -----------  ----------
Balance, June 30, 1997         1,309,670  $130,968   $1,875,500   $(1,002,881) $1,003,587

Paid-in capital - stock
 options, June 30, 1998                -         -       65,000             -      65,000

Net income                             -         -            -       129,926     129,926

                               ---------  --------   ----------   -----------  ----------
Balance, June 30, 1998         1,309,670  $130,968   $1,940,500   $  (872,955) $1,198,513
                               =========  ========   ==========   ===========  ==========

                               See Notes to Consolidated Financial Statements










                     OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                 Increase (Decrease) in Cash and Cash Equivalents

                                                        Years Ended June 30,
                                                      ______________________

                                                            1998        1997
                                                      __________  __________

Cash flows from operating activities:
  Net income                                          $  129,926  $  214,432
  Adjustments to reconcile net income to net
   cash flows from operating activities:
     Depreciation                                         77,226      69,301
     Deferred income taxes                                50,000      81,429
     Loss on investment in property rights               250,000           -
     Compensation expense - stock options                 65,000           -
     Receivables                                          75,845     (69,657)
     Inventories                                           9,853      19,133
     Other assets                                         18,520       6,947
     Accounts payable - trade                            (61,397)    (27,781)
     Accrued liabilities                                  72,753      90,292
                                                      ----------  ----------
Net cash flows from operating activities                 687,726     384,096
                                                      ----------  ----------

Cash flows from investing activities:
  Purchase of property and equipment                    (150,289)    (59,038)
  Acquisition, net of cash acquired of $355,810       (1,687,140)          -
                                                      ----------  ----------
Net cash flows from investing activities              (1,837,429)    (59,038)
                                                      ----------  ----------
Cash flows from financing activities:
  Principal payments on long-term debt                   (19,520)   (282,462)
  Increase in note payable bank                        1,060,394      75,000
  Proceeds from issuance of debentures
   and other notes payable                               550,000           -
                                                      ----------  ----------
Net cash flows from financing activities               1,590,874    (207,462)
                                                      ----------  ----------
Net change in cash and cash equivalents                  441,171     117,596

Cash and cash equivalents, beginning of year             382,287     264,691
                                                      ----------  ----------
Cash and cash equivalents, end of year                $  823,458  $  382,287
                                                      ==========  ==========



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                        Years Ended June 30,
                                                      ______________________

                                                          1998        1997
                                                      __________  __________

Cash paid during the years for:

  Interest                                            $   73,042  $   86,338
                                                      ==========  ==========

  Income taxes                                        $    1,011  $      560
                                                      ==========  ==========

Details of acquisition:
  Fair value of assets                                $7,072,179  $        -
  Liabilities                                          5,029,229           -
                                                      ----------  ----------
    Cash paid                                          2,042,950           -
  Less cash acquired                                     355,810           -
                                                      ----------  ----------
    Net cash paid for acquisition                     $1,687,140  $        -
                                                      ==========  ==========




                  See Notes to Consolidated Financial Statements








                     OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIRES

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        YEARS ENDED JUNE 30, 1998 and 1997



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Company is a Minnesota corporation organized on March 6, 1961. The Company operates two cemeteries in Illinois. The cemetery operations routinely grant credit to pre-need customers, substantially all of whom are in the Chicago area. On June 29, 1998 the Company acquired the net assets of an airline ground equipment business (see Note 2). The business designs, engineers and manufactures airline ground equipment and serves customers on a worldwide basis.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly owned. All material intercompany balances and transactions have been eliminated in consolidation.

ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

Production inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

The cemetery and mausoleum space available for sale is stated at the lower of cost (determined by an allocation of the total purchase and development costs of each of the properties to the number of spaces available) or market. Included in cemetery space available for sale is land held in a land trust in which a wholly owned subsidiary of the Company is the sole beneficiary.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to operations as incurred and significant renewals and betterments are capitalized.

CEMETERY AND MAUSOLEUM SPACE REVENUE

Under the Cemetery Care Act of the State of Illinois, the Company is required to transfer a portion of the proceeds of each sale of cemetery and mausoleum space to perpetual care trust funds. The reported net revenue has been reduced by the portion of the sales price that is required to be remitted to the perpetual care trusts.

Income on the perpetual care trust funds is recorded as cemetery revenue in the accompanying consolidated financial statements as earned. Distributions from the perpetual care trusts are used for care and maintenance of the cemetery. Expenses are recognized as incurred.

DEFERRED REVENUE

Deferred revenue consists of pre-need contracts that include charges for services to be performed at a later date. Revenue on these services is deferred to the period in which the services are performed.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred income taxes. Deferred income taxes relate to differences between the financial and tax bases of certain assets and liabilities. The significant temporary differences relate to fixed assets, valuation allowances, certain accruals and operating loss carryforwards that are available to offset future taxable income. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

ENVIRONMENTAL COSTS

Environmental expenditures that pertain to current operations or relate to future revenue are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenue are expensed. Liabilities are recognized for remedial activities when the clean-up is probable and the cost can be reasonably estimated.

CONCENTRATIONS OF CREDIT RISK

The Company's cash deposits from time to time exceed federally insured limits. The Company has not experienced any losses on its cash deposits in the past.

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company generally does not require collateral for its trade accounts receivable. The credit risk is limited due to the large number of entities comprising the Company's customer base. At June 30, 1998, the Company had no significant concentrations of credit risk.

INCOME PER SHARE

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS No. 128). SFAS No. 128 establishes accounting standards for computing and presenting earnings per share. Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. No dilution for potentially dilutive securities is included. Diluted earnings per share are computed under the treasury stock method and are calculated to compute the dilutive effect of outstanding options, warrants and other securities. The adoption had no effect on previously reported income per share.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130) in June 1997. SFAS No. 130 requires the disclosure of other comprehensive income in the Company s financial statements and is effective for reporting periods beginning after December 15, 1997. The adoption of SFAS No. 130 is not expected to have a material impact on the Company s financial statements or the disclosures contained therein.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131) in June 1997. SFAS No. 131 establishes accounting standards for segment reporting and is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to have a material impact on the Company s financial statements or the disclosures therein.


2. ACQUISITION

On June 29, 1998, the Company acquired certain assets and liabilities of Stinar Corporation (Stinar) for $4,242,950 including acquisition costs. Stinar designs, engineers and manufactures airline ground equipment. The purchase price included $2,000,000 in cash, the issuance of $1,300,000 of contracts for deed, a $200,000 short-term note and $700,000 of convertible subordinated debentures. The transaction was accounted for using the purchase method. Accordingly, the purchase price was allocated to net assets acquired based on their estimated fair values. The excess of the purchase price over the fair value of net assets acquired of approximately $50,100 is being amortized on a straight-line basis over 30 years. The results of operations of the acquired business from the date of acquisition to June 30, 1998 are not significant and will be reflected in the Company s operations beginning July 1, 1998.

The following summarized unaudited pro forma results of operations for the years ended June 30, 1998 and 1997 assumes the Stinar acquisition occurred on July 1 of each year:


PRO FORMA INFORMATION

                                                          1998       1997
                                                      __________  __________

Net sales                                            $15,483,743 $12,473,303
Net earnings                                         $   220,299 $   153,371
Earnings per share                                   $       .17 $       .12


Pro forma results reflect adjustments for the incremental interest expense on debt incurred to finance the acquisition, depreciation and amortization of assets based on purchase price allocation and estimated income tax expense. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each year presented, nor are they necessarily indicative of future consolidated results.


3. INVENTORIES

Production inventories consist of the following:
                                                          1998       1997
                                                      __________  __________

Finished goods                                        $  230,066  $        -
Work in progress                                       1,146,295           -
Raw materials and trucks in stock                      1,452,781           -
                                                      ----------  ----------
                                                      $2,829,142  $        -
                                                      ==========  ==========

Inventories of cemetery and mausoleum space available for sale consist of the following:

                                                         1998        1997
                                                      __________  __________

Cemetery space                                        $  539,940  $  556,265
Mausoleum space                                          123,851     125,843
                                                      ----------  ----------
                                                      $  663,791  $  682,108
                                                      ==========  ==========


4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:
                                                         1998        1997
                                                      __________  __________

Land                                                  $  450,000  $   50,000
Land improvements                                        288,092     252,373
Building and improvements                              1,422,881     522,881
Vehicles                                                 250,114     198,617
Equipment                                              1,221,821     736,657
                                                      ----------  ----------
                                                      $3,632,908  $1,760,528
                                                      ==========  ==========

Depreciation charged to operations was $77,226 in 1998 and $69,301 in 1997.


5. INVESTMENT IN PROPERTY RIGHTS

In December 1994, the Company purchased the right to develop 10 dwelling units for $250,000 from Mohave Shore Development Inc. (MSD), a Nevada corporation.
MSD has a master lease agreement with the Fort Mohave Tribal Corporation located in Arizona. The right has a term of 50 years. In addition, the Company has the right to purchase 31 additional development units in increments with each increment requiring additional fees to a total aggregate of $1,300,000. In 1998, the Company determined that the likelihood of realizing a return on this investment to be remote and accordingly wrote off the investment in property rights to $-0- realizing a $250,000 loss.


6. NOTE PAYABLE - BANK

The Company has a $225,000 line-of-credit of which $160,000 was unused and available at June 30, 1998. Interest is payable monthly at the prime rate (8.5% at June 30, 1998). The note is secured by the assets of a wholly owned subsidiary and matures November 1, 1998.

The Company has a $3,000,000 line-of-credit of which $2,000,000 was outstanding at June 30, 1998. At June 30, 1998, approximately $889,000 of the line-of-credit was unused and available with approximately $111,000 used for open letters of credit. Advances on the line-of-credit are based on 80% of eligible accounts receivable plus 75% of the eligible truck, work-in-process and finished goods inventory plus 50% of the eligible raw materials inventory. Interest is payable monthly at the banks reference rate plus .75% (9.25% at June 30, 1998.) The note is secured by the assets of the Company s wholly owned subsidiary, Stinar HG, Inc., and by assignment of life insurance policies.


7. NOTES PAYABLE - OTHER

Notes payable - other consisted of the following:
                                                         1998        1997
                                                      __________  __________
Note payable to individuals - due June 1999
plus interest at 8.25%, secured by a second
priority lien on certain inventories, accounts,
equipment, and general intangibles.                   $  200,000  $        -

Unsecured note payable to an officer, interest
at 9%, repaid July 1998.                                  30,000           -
                                                      ----------  ----------
                                                      $  230,000  $        -
                                                      ==========  ==========





8. LONG-TERM DEBT

Long-term debt consisted of the following:
                                                         1998        1997
                                                      __________  __________
Mortgage note payable   bank, payable in
monthly installments of $9,350 including
interest at 8.625%, maturing January 2002,
secured by real estate and the assets of
the Company.                                          $  675,767  $  685,190

Other notes payable, payable in monthly
installments including interest at 8.75%,
maturing through November 1999, secured
by equipment.                                             11,316      21,413

Contracts for deed, Payable in monthly
installments of $8,264 and $1,503 including
interest at 8.25%, maturing in June 2005
secured by certain property.                           1,300,000           -
                                                      ----------  ----------
Long-term debt payable before debentures               1,987,083     706,603

Convertible subordinated debentures - 9%
interest, due annually each December 31,
convertible into one common share at a
conversion price equal to 75% of the mean
between the average closing  bid  and  ask
price on each of the five trading days prior
to the conversion date, issued to owners of
the business acquired, payable in annual
installments of $200,000 commencing June 2001
and in June 2002 and 2003, with the final
$100,000 payment due in June 2004, unsecured,
redeemable by the company with ten days
written notice.                                          700,000           -

Convertible subordinated debentures - 9%
interest due annually each December 31,
convertible into one common share for each
$2.00 of the principal amount, maturing in
July 2006, unsecured, $270,000 of the
debentures were issued to an officer and
employee of the Company.                                 520,000           -
                                                      ----------  ----------
                                                       3,207,083     706,603
Less current maturities                                  (83,250)    (17,075)
                                                      ----------  ----------
                                                      $3,123,833  $  689,528
                                                      ==========  ==========

Subsequent maturities as of June 30, 1998 are as follows:

   Years Ending June 30:

   1999                          $   83,250
   2000                              76,622
   2001                             279,635
   2002                             706,050
   2003                             215,343
   Thereafter                     1,846,183
                                 ----------
                                 $3,207,083
                                 ==========


9. ENVIRONMENTAL COSTS

In 1995, the Company commissioned an engineering study of its property for the purpose of determining the full extent of possible soil contamination. Five underground fuel tanks were found to require removal and the adjoining soil to undergo remediation. Environmental costs expensed to operations were $-0- in 1998 and 1997 and approximately $228,000 in years prior to those presented.

Furthermore, the Company was notified by the Illinois Environmental Protection Agency (IEPA) that the clean-up plan may not be in full compliance with IEPA guidelines. The Company has responded to the IEPA with a work plan that calls for additional costs of approximately $28,500 with the possibility of additional costs. The Company is awaiting a response on the work plan from the IEPA. Additional costs beyond the $28,500 accrued for at June 30, 1998 may be incurred, however, management cannot reasonably estimate those costs. In addition, the Company may not file for reimbursement from the Leaking Underground Storage Tank Fund until the work plan has IEPA approval. Accordingly, the Company has made no provision for reimbursements.


10. INCOME TAXES

The provision for income taxes consisted on the following:

                                                         1998        1997
                                                      __________  __________
Current:
  Federal                                             $        -  $        -
  State                                                    2,000       1,571
                                                      ----------  ----------
                                                           2,000       1,571
                                                      ----------  ----------
Deferred:
  Federal                                                 44,000      70,000
  State                                                    6,000      11,429
                                                      ----------  ----------
                                                          50,000      81,429
                                                      ----------  ----------
                                                      $   52,000  $   83,000
                                                      ==========  ==========


Principal reasons for variations between the statutory federal tax rate and the effective tax rate were as follows:

                                                         1998        1997
                                                      __________  __________

Statutory U.S. federal tax rate                              34%         34%
State taxes, net of federal benefit                           3           3
Federal surtax exemption                                     (4)         (3)
Utilization of deferred income tax assets at
 rates different than originally capitalized                 (4)         (6)

                                                      ----------  ----------
                                                             29%         28%
                                                      ==========  ==========


The net deferred income tax assets in the accompanying consolidated balance sheets included the following components as of June 30, 1998 and 1997:

                                                         1998        1997
                                                      __________  __________

Deferred income tax liabilities                       $  (10,000) $   (6,000)
Deferred income tax assets:
  Net operating loss carryforwards                       156,000     218,600
  Environmental liability                                  8,000       8,000
  Accrued vacation                                        51,800      10,200
  Other                                                   56,100      44,100
  Valuation allowance                                    (16,900)    (18,900)
                                                      ----------  ----------
Net deferred income tax assets                        $  245,000  $  256,000
                                                      ==========  ==========


The Company has operating loss carryforwards of approximately $559,000, which expire in 2008, that may be offset against future taxable income and investment tax credits totaling approximately $16,900 that may be offset against future federal income taxes. If not used, the investment tax credits will expire as follows:


1999                          $    3,100
2000                               3,200
2001                              10,600
                              ----------
                              $   16,900
                              ==========



11. OTHER RELATED PARTY TRANSACTIONS

During the years ended June 30, 1998 and 1997 amounts paid for compliance services to entities related to the chief executive officer were $20,124 and $12,192, respectively.


12. PENSION PLAN

Certain subsidiaries of the Company participate in a multi-employer union administered defined benefit pension plan that covers the cemetery employees. Pension expense under this plan was $14,950 in 1998 and $15,113 in 1997.


13. EMPLOYMENT CONTRACTS AND STOCK OPTIONS

The Company is committed under an employment contract with its chief executive officer (CEO) to pay annual compensation and bonus payments for three years ending December 31, 1998. Under this agreement, the Company is committed to pay a bonus of 10% of the Company net income over $300,000 and 15% of the Company net income over $500,000. The Company accrued $-0- under these terms of the agreement for the years ended June 30, 1998, and 1997. The annual compensation expense under the employment contract is $90,000.

In addition, the contract provides for stock options subject to certain performance levels:

  a) 10,000 shares at beginning of year fair market value for each $100,000 of net income over a base income amount of $300,000.

  b) 40,000 shares at beginning of year fair market value based on the performance of the Company's stock in the public market.

The employment agreement expires December 31, 1998, and the exercise date of the stock options must be between three years of their grant or 90 days after the termination of the CEO's employment, whichever is first.

Under the agreement, stock options for 40,000 shares of common stock at $.38 per share were earned in 1998. Compensation expense of $65,000 was recognized with these stock options. No stock options were issued in 1997.

On May 18, 1990, the Board of Directors approved a nonqualified stock option plan for outside directors. Under the plan, each outside director received options to purchase 3,500 shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. These stock options are exercisable for a period of ten years from the grant date for active board members or for a period of twelve months from the date of termination for former board members. The Company reserved 21,000 shares of common stock for issuance under the plan, of which 3,500 shares have been issued, an option for 3,500 shares is outstanding and 14,000 shares are available for issuance.

Shares subject to option are summarized as follows:

                                 1990 Stock      Employment    Weighted Average
                                Option Plan   Contract Options  Exercise Price
                                ___________   ________________ ________________

Balance, June 30, 1996 and 1997    3,500           40,000           $ .25

  Options granted                      -           40,000             .38
                                   -----           ------             ---
                                   3,500           80,000           $ .31
                                   =====           ======             ===

Options exercisable at:
  June 30, 1997                    3,500           40,000           $ .25
  June 30, 1998                    3,500           80,000           $ .32



Information regarding options outstanding at June 30, 1998 is as follows:

                                                                Weighted Average
                         Number of   Exercise  Weighted Average    Remaining
Type of Option            Options  Price Range  Exercise Price  Contractual Life
______________           _________ ___________ ________________ ________________

1990 Stock Option Plan      3,500   $ .25           $ .25          4.0 Years
Employment Contract        80,000   $ .25-.38       $ .32          2.0 Years


The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its options. Had compensation cost been recognized based on the provisions of SFAS
No. 123,  Accounting for Stock-Based Compensation,   the Company s net income
would have been decreased to the following pro forma amounts:


                                                         1998        1997
                                                      __________  __________

NET INCOME
As reported                                           $  129,926  $  214,432
Pro forma                                             $  128,426  $  214,432


The weighted average fair value of options granted was $1.68 in 1998. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used for grants in 1998 were as follows:


                                              1998
                                           __________

        Risk free interest rate              5.5%
        Expected life of options          3 years
        Expected volatility                35.85%
        Expected dividend yield                 -


14. CEMETERY AND MAUSOLEUM TRUST FUNDS

Two of the Company's wholly-owned subsidiaries are beneficiaries of perpetual care trust funds established under the Cemetery Care Act of the State of Illinois. Earnings on these perpetual care trust funds are to be used for the care, preservation and ornamentation of the Company's cemetery and mausoleum properties.

Earnings on these perpetual care trust funds totaled $202,014 in 1998 and $226,973 in 1997.

Perpetual care trust fund assets totaled approximately $4,100,000 and $3,850,000 at June 30, 1998 and 1997, respectively.



15. EARNINGS PER SHARE OF COMMON STOCK DISCLOSURES

The following table reconciles the income and shares of the basic and diluted earnings per share computations:
                                            1998                                 1997
                            ___________________________________  ___________________________________
                               Income      Shares     Per-share    Income       Shares     Per-share
                            (Numerator) (Denominator)   Amount   (Numerator) (Denominator)   Amount
                            ___________ _____________ _________  ___________ _____________ _________
BASIC EPS
Income available to
  common shareholders          $129,926     1,309,670     $ .10     $214,432     1,309,670     $ .16
                                                          =====                                =====
EFFECT OF DILUTIVE SECURITIES
Employee Contract                     -        60,863                      -        27,807
1990 Option plan                      -         2,830                      -         2,433
Convertible debentures                -           320                      -             -
                               --------     ---------               --------     ---------
DILUTED EPS
Income available to common
  stockholders plus assumed
  conversions                  $129,926     1,373,683     $ .09     $214,432     1,339,910     $ .16
                               ========     =========     =====     ========     =========     =====


16. SEGMENT INFORMATION

The Company s operations are classified into two principal industry segments: cemeteries and airline ground equipment. The following is a summary of the identifiable assets by segment:
                                                         1998        1997
                                                      __________  __________

Cemeteries                                            $2,437,124  $2,682,218
Airline ground equipment                               7,072,179           -
                                                      ----------  ----------
                                                      $9,509,303  $2,682,218
                                                      ==========  ==========


The results of operations of the airline ground equipment business will be reflected in the company s operations beginning July 1, 1998 (see Note 2).


17. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at June 30, 1998, and the methods and assumptions used to estimate such fair values, were as follows:

CASH AND CASH EQUIVALENTS - the fair value approximates the carrying amount because of the short maturity of those financial instruments.

LONG-TERM DEBT AND OTHER NOTES PAYABLE - the fair value approximates the carrying amount, as the interest rates on the debt approximate current interest rates.








APPENDIX B - INVESTOR INFORMATION
---------------------------------






INVESTOR INFORMATION
--------------------

OFFICERS AND DIRECTORS

Robert C. Harvey
Chairman of the Board
Chief Executive Officer

Robert B. Gregor
Secretary and Director

Hugh H. McDaniel
Director

INDEPENDENT AUDITORS

Stirtz Bernards Boyden Surdel & Larter, P.A.
Minneapolis, Minnesota

LEGAL COUNSEL

Oppenheimer Wolff & Donnelly
Minneapolis, Minnesota

Fagel & Haber
Chicago, Illinois

TRANSFER AGENT AND REGISTER

Correspondence regarding stock holdings and changes of address should be directed to the transfer agent at the following departments:

For general inquiries, changes of address and consolidation of shareholder accounts:

     Chemical Mellon Shareholder Services, L.L.C.
     Recordkeeping Services
     PO Box 590
     Ridgefield Park, NJ  07660

For transfer of certificates:

     Chemical Mellon Shareholder Services, L.L.C.
     Stock Transfer Department
     PO Box 469
     Washington Bridge Station
     New York, NY  10033

For replacement of lost stock certificates:

     Chemical Mellon Shareholder Services, L.L.C.
     Estoppel Department
     PO Box 467
     Washington Bridge Station
     New York, NY  10033

COMMON STOCK

Ticker Symbol: OKRG

Common stock of Oakridge Holdings, Inc. is listed and traded on the over-the-counter market, primarily through listings in the National Quotation Bureau "pink sheets". Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

As of June 30, 1998 there were approximately 2,195 shareholders of record of the Company's common stock.

STOCK PRICES

Years Ended June 30,                       1998                1997
                                      High      Low       High      Low
-----------------------------------------------------------------------

First quarter                         1.06      .56       1.19      .63
Second quarter                        1.59      .81       1.13      .63
Third quarter                         4.00     1.25        .88      .63
Fourth quarter                        2.50     2.00        .75      .38
-----------------------------------------------------------------------


DIVIDEND POLICY

The Company has never paid dividends on its common stock and does not anticipate a change in this policy in the foreseeable future.

FORM 10-K

Copies of Oakridge Holdings, Inc. annual report to the Securities and Exchange Commission on Form 10-K may be obtained by contacting:

                                             Robert C. Harvey
                                             4810 120th Street West
                                             St. Paul, Minnesota  55124-8628
                                             (651) 686-5495 Phone
                                             (651) 686-5427 Fax

FINANCIAL INFORMATION

Security analysts, investment managers and shareholders seeking additional information about the Company should direct inquiries to the Corporate office.

ANNUAL MEETING OF SHAREHOLDERS

All shareholders and other interested parties are invited to attend the Company's annual meeting. It is scheduled for February 22, 1999 at 3:00 p.m. at Oppenheimer Wolff & Donnelly, Plaza VII, 45 South Seventh Street, Suite 3400, Minneapolis, Minnesota.